# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Encore Capital Group, Inc., CIK 0001084961
CUSIP: 292554102
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 350 Camino De La Reina, Suite 100, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001314440

## Reporting persons
- Stephens Investment Management Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,162,553; sole dispositive power 0; shared dispositive power 1,248,831; aggregate amount beneficially owned 1,248,831 (5.3% of the class)
- Stephens Investments Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,162,553; sole dispositive power 0; shared dispositive power 1,248,831; aggregate amount beneficially owned 1,248,831 (5.3% of the class)
  Comment: Reporting person is a parent holding company of Stephens Investment Management Group LLC in accordance with Rule 13d-1(b)(1)(ii)(G).
- Warren A. Stephens Trust UID 9/30/87: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,162,553; sole dispositive power 0; shared dispositive power 1,248,831; aggregate amount beneficially owned 1,248,831 (5.3% of the class)
  Comment: Reporting person is a parent holding company of Stephens Investment Management Group LLC in accordance with Rule 13d-1(b)(1)(ii)(G).
- Warren A. Stephens: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,162,553; sole dispositive power 0; shared dispositive power 1,248,831; aggregate amount beneficially owned 1,248,831 (5.3% of the class)
  Comment: Reporting person is a control person of Stephens Investment Management Group LLC in accordance with Rule 13d-1(b)(1)(ii)(G).

## Item 1. Issuer
Name of issuer: Encore Capital Group, Inc.
Address of issuer's principal executive offices: 350 Camino De La Reina, Suite 100, San Diego, California 92108

## Item 2. Person Filing
Name of person filing: See responses in row 1 on the cover pages of this schedule.
Address of principal business office or, if none, residence: 111 Center Street, Little Rock, Arkansas 72201
Citizenship: See responses in row 4 on the cover pages of this schedule.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses in row 9 on the cover pages of this schedule.
Percent of class: See responses in row 11 on the cover pages of this schedule.
Sole power to vote or to direct the vote: See resposes in row 5 on the cover pages of this schedule.
Shared power to vote or to direct the vote: See responses in row 6 on the cover pages of this schedule.
Sole power to dispose or to direct the disposition: See responses in row 7 on the cover pages of this schedule.
Shared power to dispose or to direct the disposition: See responses in row 8 on the cover pages of this schedule.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stephens Investment Management Group, LLC: Allison Rhodes, Allison Rhodes / General Counsel and Chief Compliance Officer (08/12/2025)
- Stephens Investments Holdings LLC: Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/12/2025)
- Warren A. Stephens Trust UID 9/30/87: Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/12/2025)
- Warren A. Stephens: Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/12/2025)